TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
March 4, 2016

Manulife Financial Corporation Completes U.S. Public Offering of Senior Notes

TORONTO – March 4, 2016 – Manulife Financial Corporation (the “Company”) today announced that it has completed its previously announced offering of U.S. $1.75 billion aggregate principal amount of two series of its senior notes consisting of U.S. $1.0 billion aggregate principal amount of 4.150% senior notes due 2026 and U.S. $750 million aggregate principal amount of 5.375% senior notes due 2046.

The notes were issued pursuant to a prospectus supplement, dated March 1, 2016, to the Company’s registration statement declared effective by the Securities and Exchange Commission (the “SEC”) on December 18, 2015.  Details of the offering are set out in the prospectus supplement, which is available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC acted as joint book-running managers for the offering.

About Manulife Financial Corporation

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of December 2015, we had $935 billion (US$676 billion) in assets under management and administration, and in the previous 12 months we made more than $24.6 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com